SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4

to the

ANNUAL REPORT

of

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Honorable Emanuel Gonzalez-Revilla

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

Copies to:

Mark H. Stumpf	Dulcidio De La Guardia
Whitney Debevoise	Minister of Economy and Finance
Arnold & Porter LLP	Ministry of Economy and Finance
555 12th Street, N.W.	of the Republic of Panama
Washington, DC 20004	Via España y Calle 52
Edificio Ogawa, Piso 4
Panama, Republic of Panama

*	The Registrant is filing this annual report on a voluntary basis

REPUBLIC OF PANAMA (THE “REGISTRANT”)

Reference is made to the registration statements of the Registrant filed with the Securities and Exchange Commission (the “Commission”) effective as of November 12, 2009 (Registration Statement No. 333-163050), as amended by Post-Effective Amendment No. 1, filed on December 16, 2009 and effective as of June 30, 2014 (Registration Statement No. 333-196195) as amended by Amendment No.1 filed on June 30, 2014 (collectively, the “Registration Statement”).

The purpose of this Amendment to the annual report of the Registrant on Form 18-K for the year ended December 31, 2012, as amended, is to file with the Commission: (i) Recent Developments in the Republic of Panama (“Republic”) as of May 22, 2014, included as Exhibit J hereof; (ii) Recent Developments in the Republic as of June 27, 2014, included as Exhibit K hereof; (iii) Recent Developments in the Republic as of September 15, 2014, included as Exhibit L hereof; and (iv) the legal opinions included as Exhibits M and N hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procurador de la Administración) in connection with any issue of securities under the Registration Statement; (iv) a form of the Republic’s 4.000% Global Bonds due 2024, included as Exhibit O hereof; and (vi) a conformed copy of the Terms Agreement dated September 15, 2014, among the Republic, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated included as Exhibit P hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of Panama, Panama, on the 26th day of September, 2014.

REPUBLIC OF PANAMA

By:	/s/ IVÁN A. ZARAK ARIAS
Name:	Iván A. Zarak Arias
Title:	Vice-Minister of Economy
of the Republic of Panama

EXHIBIT INDEX

Exhibit No.

A: None

B: None

*C: Copy of the 2013 Annual Budget of the Republic

*D: Current Description of the Republic

*E: Recent Developments in the Republic as of November 21, 2013

*F: Opinion dated November 26, 2013 of Arnold & Porter LLP

*G: Opinion dated November 26, 2013 of the Procurador de la Administración

*H: Form of 5.200% Global Bonds due 2020

*I: Terms Agreement dated November 21, 2013, among the Republic, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC

J: Recent Developments in the Republic as of May 27, 2014

K: Recent Developments in the Republic as of June 27, 2014

L: Recent Developments in the Republic as of September 15, 2014

M: Opinion dated September 22, 2014 of Arnold & Porter LLP

N: Opinion dated September 22, 2014 of the Procurador de la Administración

O: Form of 4.000% Global Bonds due 2024

P: Terms Agreement dated September 15, 2014, among the Republic, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

*	Previously filed.